

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

November 6, 2017

R. Paul Grady
President and Chief Executive Officer
StoneMor Partners L.P.
3600 Horizon Boulevard
Trevose, PA

> **Re: StoneMor Partners L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed September 18, 2017**
> **File No. 001-32270**

Dear Mr. Grady:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications